SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 9th July, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            Twin Mining Corporation

                                         (Registrant)

Date July 13, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

   Print the name and title of the signing officer under his signature

Press Release

Twin Mining’s Jackson Inlet Exploration Commenced

Toronto, Ontario (July 9, 2004) Twin Mining Corporation (TWG:TSX) is pleased to announce that its exploration team has arrived at Nanisivik and  has commenced a $1.6 million exploration program on its 100%-owned 950,000 acre Jackson Inlet claim block. The Company is in talks with other exploration companies that expressed interest in participating in these exploration activities. The exploration budget and program for the 270,000 acres, in respect of which Twin Mining and Kennecott Canada Exploration, Inc. (“Kennecott”) entered into a binding letter of intent (see press release of April 15, 2004), will be announced separately.

The 2004 program of till sampling and airborne magnetic surveying is designed to find kimberlite drill targets in the unexplored northeasterly extensions of the Freightrain-Cargo 1 and Cargo 2 trends outside the Kennecott agreement area. The program objective is also to isolate those kimberlite drill targets in the immediate vicinity of four of the clusters of diamond stability field indicator minerals detected by soil and stream sediment sampling in 2003 (see press release of February 6, 2004) and to locate other kimberlite targets not previously detected because of wide sample spacing (1 per 42 sq. km) or no previous work. Indicator minerals in the four anomalous clusters discovered by the widely spaced 2003 sampling include G10 pyrope garnet, eclogitic garnet, mantle ilmenite and chromite. The clusters correlate well with trends of major geological fractures apparent from the regional airborne magnetic survey carried out for the Canadian government in the 1984-86 period. These fractures have been observed to pass through or intersect where kimberlite has been discovered by Twin Mining and Kennecott, thus enhancing the probability of their relationship to kimberlite drill targets.

Twin Mining was recently among the companies that were showcased by the Canadian Department of Foreign Affairs and International Trade on the recent “Diamond Mission” presentation tour through Europe. This tour through five European cities raised the awareness of European institutions in Canadian junior diamond explorers.

Twin Mining’s assets comprise the diamond properties under exploration in Canada’s Eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO

                                                     Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                     E-mail: info@twinmining.com

Statements in this report that describe the Company's objectives, estimates, expectation or predictions and other statements in this report preceded by words such as "should", "anticipate" or similar expressions may be "forward looking statements" within the meaning of applicable securities legislation. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the Annual Report on form 20-F of the Company as filed with securities regulatory authorities.